[redacted]

13013125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 57573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc. dba. CHA Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village (City) CO (State) 80111-2512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Scott 720.330.6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JDS Professional Group
(Name – *if individual, state last, first, middle name*)

10303 E. Dry Creek Road, Suite 400, Englewood, CO 80112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13 KW 3/5

OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc. dba. CHA Financial Advisors, as of February 26, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHELLI A. GRYWUSIEWICZ NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Financial Statements As Of December 31, 2012 And 2011

Together With Independent Auditors' Report

JDS professional group

certified public accountants, consultants and advisors

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors ("SSFA"), a Colorado Corporation, as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
10303 E. Dry Creek Road, Suite 400 • Englewood, CO 80112 • 303 771 0123 • 303 771 0078 fax

www.jdscpagroup.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Support Services Financial Advisors, Inc. dba CHA Financial Advisors as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of SSFA's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

JDS Professional Group

February 25, 2013

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Financial Condition
As Of December 31, 2012 And 2011

ASSETS	2012	2011
Cash	$ 172,201	$ 170,740
Accounts receivable, trade	49,824	43,793
Prepaid expenses	6,673	8,818
Deferred tax asset	2,600	2,425
TOTAL ASSETS	$ 231,298	$ 225,776
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 1,137	$ 750
Payable to SSI	51,565	50,360
Accrued expenses	20,149	36,310
Deferred revenue		20,000
Total Liabilities	72,851	107,420
Stockholders' Equity:		
Common stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings	71,554	31,463
Total Stockholders' Equity	158,447	118,356
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 231,298	$ 225,776

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

Statements Of Income
For The Years Ended December 31, 2012 And 2011

	2012	2011
Revenue:		
Commission and related revenue	$ 647,144	$ 443,445
Total Revenue	647,144	443,445
Expenses:		
SSI services	292,545	252,968
Office expenses	67,131	28,314
Professional fees	45,624	37,287
Travel and meetings	7,553	7,523
Occupancy	12,000	6,000
Total Expenses	424,853	332,092
Net income before income taxes	222,291	111,353
Income tax (expense)	(82,200)	(41,650)
NET INCOME	$ 140,091	$ 69,703

The accompanying notes are an integral part of the financial statements.

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS

	Common		Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2011	1,000	$ 5,000	$81,893	$ 11,760	$ 98,653
Net Income				69,703	69,703
Dividend to shareholder				(50,000)	(50,000)
Balance, December 31, 2011	1,000	$ 5,000	$81,893	$ 31,463	$ 118,356
Net Income				140,091	140,091
Dividend to shareholder				(100,000)	(100,000)
Balance, December 31, 2012	1,000	$ 5,000	$81,893	$ 71,554	$ 158,447

The accompanying notes are an integral part of the financial statements.

	2012	2011
Cash flows from operating activities:		
Net income	$ 140,091	$ 69,703
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in accounts receivable	(6,031)	(7,495)
Decrease in prepaid expenses	2,145	(4,079)
(Increase) decrease in deferred income tax	(175)	750
(Decrease) in income tax payable		(28,200)
Increase in accounts payable	386	750
Increase in payable to SSI	1,206	26,040
Increase (decrease) in deferred revenue	(20,000)	20,000
Increase (decrease) in accrued expenses	(16,161)	12,599
Net cash provided by operating activities	101,461	90,068
Cash flows from financing activities:		
Dividends paid	(100,000)	(50,000)
Net cash (used in) financing activities	(100,000)	(50,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,461	40,068
Cash and Cash Equivalents, Beginning Of Year	170,740	130,672
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 172,201	$ 170,740

(1) **Nature Of Company**

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association, a non-profit organization.

(2) **Summary Of Significant Accounting Policies**

Basis Of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash And Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

Accrued Expenses

Accrued expenses include vacation and sick leave that SSFA's personnel have earned but not yet taken as of year end.

Allowance For Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amount reported in the statements of financial condition for cash, accounts receivable, prepaid expenses, accounts payable, payable to SSI, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Evaluation Of Subsequent Events

SSFA has performed an evaluation of subsequent events through February 25, 2013, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the year ended December 31, 2012, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company SSI uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2008. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2007. The years subsequent to these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

(3) **Common Stock**

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(4) Net Capital Requirements

SSFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012 and 2011, SSFA had net capital of $126,012 and $96,752 respectively, which was $121,012 and $89,590 respectively, in excess of its required net capital of $5,000 and $7,162, respectively. SSFA's net capital ratio was 1 to 1 and 1 to 1, as of December 31, 2012 and 2011, respectively.

(5) Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2012 and 2011, are as follows:

	2012	2011
Deferred tax assets:		
Accrued compensation	$ 2,600	$ 2,425
Net deferred tax asset	$ 2,600	$ 2,425

Significant components of income tax expense are as follows:

	2012	2011
Current:		
Federal	$ 72,080	$ 35,775
State	10,295	5,125
Total Current	82,375	40,900
Deferred:		
Federal	(140)	715
State	(35)	35
Total Deferred	(175)	750
Total income tax expense	$ 82,200	$ 41,650

(6) Concentrations And Credit Risk

During the years ended December 31, 2012 and 2011, SSFA received 40% and 63% respectively, of its commissions from one company. Revenues from this company also represent 37% and 57% of accounts receivable, trade, respectively.

SSFA's cash demand deposits are held at several financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2012 and 2011, SSFA's deposits did not exceed this amount.

(7) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business ("business"). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses SSI as a contractor for actual personnel costs incurred by SSI on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI. During the years ended December 31, 2012 and 2011, SSFA paid SSI $421,611 and $382,813 under this arrangement. In addition, during the years ended December 31, 2012 and 2011, SSFA paid dividends to SSI in the amount of $100,000 and $50,000, respectively. As of December 31, 2012 and 2011, amounts payable to SSI under this arrangement were $51,565 and $50,360, respectively. Additionally, as of December 31, 2012, such payable to SSI included $21,833 for SSFA's share of the consolidated income tax expense.

SCHEDULE I

		2012
Net capital		
Total stockholders' equity qualified for net capital	$	155,847
Total capital		155,847
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		20,384
Prepaid expenses		6,673
Net capital before haircuts on securities position (tentative net capital)		128,790
Haircuts on securities		2,778
Net Capital	$	126,012
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	1,137
Payable to SSI		51,565
Accrued expenses		20,149
Total aggregate indebtedness	$	72,851
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1000 percent	$	121,012
Ratio: Aggregate indebtedness to net capital		.60 to 1
Reconciliation with SSFA's computation:		
Net capital, as reported in SSFA's Part II (unaudited) FOCUS report	$	115,456
Other adjustment		10,556
Net Capital per the preceding	$	126,012

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Exemption from rule 15c3-3 is claimed (limited basis)
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations Made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

In planning and performing our audit of the financial statements and supplemental schedules of Support Services Financial Advisors, Inc. dba CHA Financial Advisors (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

February 25, 2013

JDS professional group
certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT ON EXCLUSION FROM SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) MEMBERSHIP

To the Board of Directors of
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors:

In accordance with Rule17a-5(e)(4) under the Securities Exchange Act of 1934, we have reviewed SSFA's annual submission claiming exclusion from membership (Form SIPC-3), which was filed with the Securities Investor Protection Corporation in Washington, D.C. on January 24, 2012, solely to assist the specified parties in evaluating SSFA's compliance with this rule. Management is responsible for compliance with these requirements. Based upon our review of the Form SIPC-3, it is our opinion that SSFA does qualify for exclusion from membership under the Securities Investor Protection Act of 1970 for the year ended December 31, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority (FINRA), and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

February 25, 2013

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
10303 E. Dry Creek Road, Suite 400 • Englewood, CO 80112 • 303 771 0123 • 303 771 0078 fax
www.jdscpagroup.com